EXHIBIT 99.2

FOR IMMEDIATE RELEASE                                14 AUGUST 2000

                                    WPP
                                    ---

                            2000 INTERIM RESULTS
                            --------------------

               REVENUE UP ALMOST 19% TO (POUND)1.209 BILLION
               ---------------------------------------------

       PROFIT BEFORE TAX UP OVER 22% TO (POUND)137.7 MILLION AGAINST
       -------------------------------------------------------------

                            (POUND)112.6 MILLION
                            --------------------

         DILUTED EARNINGS PER SHARE UP OVER 22% TO 12.0p FROM 9.8p
         ---------------------------------------------------------

             INTERIM ORDINARY DIVIDEND UP 20% TO 1.2p PER SHARE
             --------------------------------------------------



o Revenue up almost 19% to(POUND)1.209 billion and up almost 18% in constant currencies

o Profit before interest and tax up almost 25% to(POUND)160.7 million and up over 25% in constant currencies

o Operating margin up 0.6 margin points and 0.7 margin points in constant currencies in line with objectives

o Profit before tax up over 22% to(POUND)137.7 million and up over 23% in constant currencies

o Diluted earnings per share up over 22% to 12.0p from 9.8p and up over 23% in constant currencies

o    Interim ordinary dividend up 20% to 1.2p per share

o Net new business billings of over(POUND)1.1 billion ($1.7 billion) up 13% over(POUND)1.0 billion ($1.5 billion) in comparable period

o Before exceptional operating costs pro-forma revenues of WPP including Young & Rubicam Inc up over 19%, operating profit up almost 28% and operating margin up 0.8 margin points in constant currencies

Summary of Results
------------------

The Board of WPP Group plc announces its results for the six months ended 30 June 2000, which show significant continued improvement.

Turnover was up 27% to (POUND)5.7 billion in the first six months of 2000.

Reportable revenue was up almost 19% at (POUND)1.209 billion. On a constant currency basis revenue was up almost 18%. Excluding acquisitions constant currency revenue was up over 15%.

Profit before interest and tax was up almost 25% to (POUND)160.7 million from (POUND)128.9 million and up over 25% in constant currencies.

Reported operating margins rose by 0.6 margin points to 13.3% from 12.7% in line with the Group's financial objectives. In constant currencies the operating margin grew by 0.7 margin points. Reported operating costs rose by over 18% and rose by over 17% in constant currencies.

The Group's staff cost to gross margin ratio excluding variable compensation fell to 55.9% from 56.4%. On a like-for-like basis the average number of people in the Group was 30,601 in the first half of the year, compared to 28,719 in 1999, an increase of 6.6%. The total number of people in the Group at the half year end was 31,416 against 27,334 in 1999.

Net interest payable and similar charges increased to (POUND)23.0 million from (POUND)16.3 million, reflecting improved profitability more than offset by the impact of increased interest rates, share repurchases and acquisitions.

Reported profit before tax rose by over 22% to (POUND)137.7 million from (POUND)112.6 million. In constant currency pre-tax profits rose by over 23%.

The tax rate on profit on ordinary activities fell to 30% from 31% last year.

Diluted earnings per share were up over 22% at 12.0p, and were up over 23% in constant currencies.

The Board recommends an increase of 20% in the interim ordinary dividend to 1.2p per share. The record date for this interim dividend is 15 September 2000, payable on 20 November 2000.

Further details of WPP's financial performance are provided in Appendix I (in sterling) and Appendix II (in euros).

Merger with Young & Rubicam Inc ("Y&R")
---------------------------------------

On 11 May, 2000 it was announced that the Boards of WPP and Y&R had reached agreement to merge by means of an all-share offer by WPP for Y&R. The terms were 0.835 WPP American Depositary shares or 4.175 WPP ordinary shares for every Y&R share.

WPP's offer valued Y&R at (POUND)3.1 billion ($4.7 billion) on the day of the announcement. The Hart-Scott-Rodino waiting period has expired without request for further information and listing particulars, notice of the necessary WPP Extraordinary General Meeting and proxy documents will be dispatched to WPP and Y&R share owners in due course. It is anticipated that both sets of share owners will vote on the transaction towards the end of September with closing shortly thereafter.

Before UK GAAP exceptional operating costs in connection with the issue of treasury stock by Y&R, pro-forma revenues for the combined Group in the first half of 2000 rose by over 19% on a constant currency basis, operating profit up almost 28% and pre-tax profits up 25%. Operating margins rose by
0.8 margin points to 13.2% and staff costs to gross margin excluding variable compensation fell by 0.5 margin points to 56.6% from 57.1%. The total number of people in the combined Group, excluding associates, totalled 47,932 at June 30, 2000. Further pro-forma information is provided in Appendix III.

Review of Operations
--------------------

Revenue by Region
-----------------

The pattern of revenue growth differed regionally. The table below gives details of the proportion of revenue and revenue growth (on a constant currency basis) by region for the first six months of 2000.

REGION                            REVENUE AS A %            REVENUE GROWTH%
                                  OF TOTAL GROUP               00/99

North America                        45.8                      18.5
United Kingdom                       19.4                      10.8
Continental Europe                   18.1                      19.8
Asia Pacific, Latin America,         16.7                      23.7
Africa & Middle East

                                     ---                       ----
TOTAL GROUP                          100                       17.9
                                     ---                       ----

As can be seen, North America, UK and Continental Europe continued to grow strongly. Strong recovery continued in Asia Pacific and Latin America.

Net new business billings of almost (POUND)1.1 billion ($1.7 billion) were won in the first half of the year, 13% up on (POUND)1.0 billion ($1.5 billion) in the comparable period last year.

Including Y&R, on the same basis and for the same period, the proportion of revenue and revenue growth by region was as follows:

REGION                        REVENUE AS A %                   REVENUE GROWTH%
                              OF TOTAL GROUP                        00/99

North America                      48.9                             17.6
United Kingdom                     16.0                             12.8
Continental Europe                 19.5                             18.7
Asia Pacific, Latin America,       15.6                             34.6
Africa & Middle East
                                    ---                             ----
TOTAL ENLARGED GROUP                100                             19.2
                                    ---                             ----

Revenue by Communications Services Sector and Brand
---------------------------------------------------

The pattern of revenue growth varied by communications services sector and company brand. The table below gives details of the proportion of revenue and revenue growth by communications services sector (on a constant currency basis) for the first six months of 2000.

COMMUNICATIONS SERVICES                    REVENUE AS A        REVENUE GROWTH%
                                         % OF TOTAL GROUP          00/99

Advertising and Media Investment                   46.0             15.8
Management
Information and Consultancy                        19.8             24.4
Public Relations and Public                        10.1             44.3
Affairs*
Branding and Identity, Healthcare                  24.1              8.6**
and Specialist Communications

                                                   ----              ----
TOTAL GROUP                                        100               17.9
                                                   ---               ----

* The revenue figures submitted to the O'Dwyer Report reflect some public relations income which is included here in advertising and media investment management and branding and identity, healthcare and specialist communications. Total public relations and public affairs revenues grew almost 40% to $227 million.

**   Gross profit up over 22% on a like-for-like basis.

Including Y&R, on the same basis and for the same period, the proportion of revenue and revenue growth by communications services sector was as follows:

COMMUNICATIONS SERVICES                     REVENUE AS A       REVENUE GROWTH%
                                            % OF TOTAL GROUP       00/99

Advertising and Media Investment                45.9               16.8
Management
Information and Consultancy                     13.2               24.4
Public Relations and Public Affairs             13.7               37.0
Branding and Identity, Healthcare               27.2               13.6**
and Specialist Communications
                                                ---                ----
TOTAL ENLARGED GROUP                            100                19.2
                                                ---                ----

** Gross profit up over 22% on a like-for-like basis.

Advertising and Media Investment Management
-------------------------------------------

On a constant currency basis, combined revenue at Ogilvy (including Cole & Weber and OgilvyOne), J Walter Thompson Company, Conquest and MindShare rose by almost 22%, whilst operating margins continued to improve.

Ogilvy, J Walter Thompson Company, Conquest and MindShare generated net new business billings of (POUND)900 million ($1.4 billion), 27% up on that achieved in the first six months of 1999.

Information and Consultancy
---------------------------

The Group's information and consultancy businesses continued their growth, with revenues increasing by over 24%, operating profit up over 27% and as a result improving operating margins.

Public Relations and Public Affairs
-----------------------------------

The Group's public relations and public affairs revenues showed significant continued growth, rising over 44%, with operating margins at almost 16% well beyond previous objectives. Hill and Knowlton's revenues rose 29% and the company continued to improve its operating margins significantly. Ogilvy Public Relations Worldwide's revenues rose by almost 85%, also with significant improvement in its operating margin.

Branding and Identity, Healthcare and Specialist Communications
---------------------------------------------------------------

The Group's branding and identity, healthcare and specialist communications revenues grew by almost 9% over last year with gross margin, a more accurate indicator of top-line growth, up over 22% on a like-for-like basis and operating margins improving. Particularly good performance was registered by several companies in this sector in the first half, including in promotion and direct marketing by RTCdirect, Einson Freeman, Perspectives, OgilvyOne and A Eicoff & Company; in branding and identity by Enterprise IG, Scott Stern, Coley Porter Bell and Banner McBride; in healthcare by Shire Hall Group; and in other specialist marketing services by The Henley Centre, JWT Specialized Communications, P.Four Consultancy and Management Ventures.

Cashflow and Balance Sheet
--------------------------

A summary of the Group's cashflow statement and balance sheet and notes as at 30 June 2000 are provided in Appendices I and II.

Improved profitability has continued to have a positive effect on the Group's balance sheet. In the first half of 2000, operating profit was (POUND)147 million, depreciation (POUND)25 million, interest paid (POUND)22 million, tax paid (POUND)32 million and other cash inflows (POUND)13 million. This resulted in net cash generation of (POUND)131 million for the first six months of 2000, compared to (POUND)102 million in the comparable period last year. The Group invested (POUND)30 million in capital expenditure, (POUND)116 million in cash acquisition payments and investments and (POUND)46 million in share repurchases and dividends, a total outflow of (POUND)192 million.

For the twelve months ended 30 June 2000 the net cash generation was (POUND)265 million which was invested in capital expenditure of (POUND)72 million, cash acquisition payments and investments of (POUND)272 million and share repurchases and dividends of (POUND)82 million, a total expenditure of (POUND)426 million. Net debt averaged (POUND)325 million for the first half of 2000 versus (POUND)189 million for the same period last year. On 30 June 2000 net bank borrowings were (POUND)292 million against (POUND)52 million on 30 June 1999.

The Board continues to examine ways of deploying its substantial cashflow of almost (POUND)240 million per annum to enhance share owner value particularly given that interest cover is almost seven times. Cashflow and interest cover will be further improved by the proposed all-equity acquisition of Y&R. As necessary capital expenditure normally approximates to 1-1.2x the depreciation charge, the Company has concentrated on examining possible acquisitions or returning excess capital to share owners in the form of dividends or share buy-backs.

In the first half of 2000, acquisitions have been completed in advertising and media investment management in China, Israel, Italy, the Middle East, Netherlands, Puerto Rico and Spain; in information and consultancy in Denmark and Sweden; in public relations and public affairs in Poland and the United States; and in branding and identity, healthcare and specialist communications - in branding and identity in Australia, Singapore and the United States; in direct in Australia, Canada, Poland, Spain and the United Kingdom; and in interactive in Canada, Mexico and the United States.

In addition to increasing the interim dividend by 20% to (POUND)9.3 million or 1.2p per share, the Company has continued its rolling share buy-back programme in the first half of the year by repurchasing 4.8 million shares at an average price of (POUND)9.57 per share and total cost of (POUND)46 million. The Company's objective remains to buy-back approximately (POUND)100 million - (POUND)150 million of shares each year, equivalent to 1-2% of the ordinary share capital.

wpp.com
-------

The new economy continues to have a significant impact on wpp.com. Despite the recent correction of stock market valuations of internet businesses on both sides of the Atlantic, web revenues continue to grow strongly. In particular, traditional brands have increased their efforts and their expenditure as they come to terms with the challenges and opportunities offered by the new technologies. Work with traditional clients and with some of their spin-offs continues to provide much of the growth in our interactive business. Demand from traditional clients has allowed us to be selective in choosing the start-ups we work with and to pick those that we feel are well funded with a compelling offer.

Narrowly defined web revenues for the half year - confined to web based work and excluding off-line expenditure for on-line brands - grew to over $90 million. This is well above budget and compares favourably with over $30 million for the same period in 1999. These figures exclude the operations of companies such as Syzygy, Concept! and Roundarch in which we own minority interests. Particularly strong performances were recorded by OgilvyInteractive, digital@jwt, Research International and Millward Brown Interactive. Operating margins for these businesses are similar to, or better than, those of WPP as a whole.

Off-line work for internet start-ups and "clicks and mortar" operations continued to develop strongly in all regions. Particularly strong growth was recorded at Ogilvy, AlexanderOgilvy, J Walter Thompson Company, Blanc & Otus and Enterprise IG. A notable feature has been the growth of business-to-business clients who now account for over half of our work in this area. While there has been considerable "churn" amongst start-ups, demand continues to exceed supply and we have been able to maintain or increase fee levels. As we suspected, it is growing increasingly difficult to isolate web-related revenues given that much of the work for clients involves the total integration of their web and traditional activities. We estimate that these more broadly defined web revenues - including off-line spending by on-line brands - have grown by 30% in the first half of the year to over 15% of total revenues.

We have continued to invest in a range of start-ups in order to better understand developments and the capabilities we need to develop and widen the offer we can make to clients. Investments in the first half have been made in Inferentia (Italy's leading e-commerce and web consulting company), Metapack (in e-fulfilment and logistics), Advertising.com (a leader in targeting on-line media), Imagine (e-crm), Intraspect (knowledge management software), Red Sheriff (web traffic measurement and the dominant provider in Australia), Spydre (a Latin American incubator) and BigWords (the US leader in targeting 18-24 year olds for content and e-commerce).

In addition, a number of acquisitions have been made of companies with strong technology and web capabilities to strengthen our core operating brands.

Client Developments in the First Half of 2000
---------------------------------------------

At the end of the half year, the Group worked with over 60 major national or multi-national clients in three or more functions. This reflects the increasing opportunities for co-ordination between activities both nationally and internationally. The Group also works with well over 100 clients in 6 or more countries. The Group now serves more than 300 of the Fortune 500 and approximately half of the NASDAQ 100. Including associates the Group currently employs over 39,000 people in 950 offices in 92 countries.

The Group estimates that more than 20% of new assignments in the first half of the year were generated through the joint development of opportunities by two or more Group companies.

Current Progress and Future Prospects
-------------------------------------

The Group's performance has continued to improve in the first half of 2000. The Company is firing on all cylinders, gaining market share in all geographic regions including the United States, United Kingdom, Continental Europe, Asia Pacific and Latin America.

Functionally, advertising and media investment management have accelerated their top-line growth rates, whilst continuing to improve their operating profits and margins. Information and consultancy, public relations and public affairs, branding and identity, healthcare and specialist communications have continued to improve operating profits and operating margins at higher levels of revenue and gross margin growth.

Underlying revenue trends are sound with the Group growing faster than the market and therefore increasing market share. Prospects for the latter half of 2000 look equally good (early indications are that July revenues are up over 20% on a constant currency basis) and industry projections for advertising market growth in 2001 look only slightly lower than 2000 in the range of 5-6%. Marketing services expenditures will continue to grow at a faster rate. Continual concerns about stock market valuations and economic over-heating on both sides of the Atlantic are balanced by the focus of governments on fiscal restraint and the independence of central banks in controlling interest rate policies.

Although market conditions are good, plans, budgets and forecasts of revenues will continue to be made on a conservative basis and considerable attention is still being focused on achieving margin and staff cost to revenue or gross margin targets. Continued progress is being made in these areas. For example, on a comparable basis, the combined operating margins of Ogilvy, J Walter Thompson Company and MindShare rose to 15.6% from 14.6% in the first half of 2000 compared to the same period in 1999.

In addition to influencing absolute levels of cost, the initiatives taken by the parent company in the areas of human resources, property, procurement, information technology and practice development continue to improve the flexibility of the Group's cost base.

This will become increasingly important if and when economic activity stalls. Over the last five years fixed staff and property costs have fallen from 56.7% to 51.8% of revenue.

The Group continues to improve co-operation and co-ordination between companies in order to add value to our clients' businesses and our people's careers, an objective which has been specifically built into short-term incentive plans. Particular emphasis and success has been achieved in the areas of media investment management, healthcare, privatisation, new technologies, new markets, retailing, internal communications, hi-tech, financial services and media and entertainment.

The Group continues to concentrate on its objectives of improving operating profits by 15-20% per annum; improving operating margins by 1 margin point per annum or more depending on revenue growth; improving staff cost to revenue or gross margin ratios by 0.6 margin points per annum or more depending on revenue growth; converting 20-33 1/3% of incremental revenue to profit and growing revenue faster than industry averages and encouraging co-operation between Group companies.

In addition to introducing greater flexibility into its cost structure, the Group is competitively well positioned to weather any economic uncertainty because of its stronger financial position, its geographic spread, its consistent new business record and its competitive strength in information and consultancy, public relations and public affairs, identity and branding, healthcare and specialist communications - particularly as clients decide to spend an increasing proportion of their marketing budgets on "below-the-line" activities.

The Group is in line to achieve its fourth margin plan target of 14.0% in 2000. Following the announcement of the merger with Y&R, a fifth margin plan was announced to increase operating margins to 15.0% in 2001 and 15.5% in 2002. This would bring the Group's performance into line with the best performing competition. Consideration is already being given to a more ambitious longer-term margin plan beyond 2002.

For further information:

Sir Martin Sorrell  }
Paul Richardson     }        44-20-7408-2204
Feona McEwan        }        1-212-632-2301

WWW.WPP.COM
-----------

This announcement has been filed at the Company Announcements Office of the London Stock Exchange and is being distributed to all owners of Ordinary shares and American Depository Receipts. Copies are available to the public at the Company's registered office.

The following cautionary statement is included for safe harbour purposes in connection with the Private Securities Litigation Reform Act of 1995 introduced in the United States of America. This announcement may contain forward-looking statements within the meaning of the US federal securities laws. These statements are subject to risks and uncertainties that could cause actual results to differ materially including adjustments arising from the annual audit by management and the Company's independent auditors. For further information on factors which could impact the Company and the statements contained herein, please refer to public filings by the Company with the Securities and Exchange Commission. The statements in this announcement should be considered in light of these risks and uncertainties.

WPP and Y&R have filed a proxy statement/prospectus and other relevant documents concerning the merger with the U.S. SEC. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge at the SEC's web-site (www.sec.gov). In addition, documents filed with the SEC by WPP may be obtained free of charge by contacting WPP c/o WPP Group USA, Inc., Worldwide Plaza, 309 West 49th Street, New York, NY 10019-7399,
(212) 632-2200. Documents filed with the SEC by Y&R will be available free of charge by contacting Y&R Inc., Legal Department, 285 Madison Avenue, New York, NY 10017, (212) 210-3000.